FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2007

EUROSEAS LTD.

(Translation of registrant's name into English)

Euroseas Ltd.

Aethrion Center

40 Ag. Konstantinou Street

151 24 Maroussi, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|


INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the Unaudited Condensed Consolidated Financial Statements issued by Euroseas Ltd. (the "Company") on May 31, 2007 reporting results for the first quarter of 2007

EXHIBIT 1

The Company hereby incorporates this Form 6-K into the Company's Registration Statement on Form F-1, filed on October 20, 2005, Registration Statement No. 333-129145, and the Company's Registration Statement on Form F-3, filed on May 10, 2007, Registration Statement No. 333-142794.

Euroseas Ltd. and Subsidiaries

Unaudited Condensed Consolidated Financial Statements

March 31, 2006 and 2007

 Index to consolidated financial statements

                Pages

Unaudited Condensed Consolidated Balance Sheets as of December 31, 2006 and March 31, 2007

2

Unaudited Condensed Consolidated Statements of Income for the three month periods ended

    March 31, 2006 and 2007

3

Unaudited Condensed Consolidated Statements of changes in Shareholders’ Equity for the three month periods ended March 31, 2007   4

Unaudited Condensed Consolidated Statements of Cash Flows for the three month periods ended

    March 31, 2006 and 2007

5

Notes to the Unaudited Condensed Consolidated Financial Statements

7

Euroseas Ltd. and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets

 (All amounts, except share data, expressed in U.S. Dollars)

	Notes	December 31, 2006	March 31, 2007
Assets
Current assets
Cash and cash equivalents		2,791,107	37,858,522
Cash advances for vessel acquisitions		-	1,953,426
Trade accounts receivable		378,216	465,704
Other receivables		268,864	394,735
Due from related company	8	2,649,259	2,328,537
Inventories	3	716,131	813,855
Restricted cash		1,146,621	1,546,241
Vessel held for sale	4	1,782,840	-
Prepaid expenses		242,558	441,749
Total current assets		9,975,596	45,802,769

Fixed assets
Vessels, net	4	95,494,342	106,193,482
Long-term assets
Restricted cash		2,700,000	2,700,000
Deferred charges, net	5	1,291,844	1,998,960
Deferred offering expenses		500,000	-
Fair value of above market time charter acquired	7	7,543,477	6,815,811
Total long-term assets		107,529,663	117,708,253
Total assets		117,505,259	163,511,022

Liabilities and shareholders’ equity
Current liabilities
Long-term debt, current portion	9	18,040,000	17,490,000
Trade accounts payable		1,034,713	1,480,824
Accrued expenses	6	1,233,185	1,245,766
Deferred revenues		1,357,501	1,415,732
Total current liabilities		21,665,399	21,632,322

Long-term liabilities
Long-term debt, net of current portion	9	56,910,000	53,050,000
Fair value of below market time charters acquired	7	918,200	802,945
Total long-term liabilities		57,828,200	53,852,945
Total liabilities		79,493,599	75,485,267

Commitments and contingencies	10	-	-

Shareholders’ equity
Common stock (par value $0.03, 100,000,000 shares authorized, 12,620,150 and 18,370,150 issued and outstanding)		378,605	551,105
Preferred shares (par value $0.01, 20,000,000 shares authorized, no shares issued and outstanding)		-	-
Additional paid-in capital		18,283,767	61,426,487
Retained earnings		19,349,288	26,048,163
Total shareholders’ equity		38,011,660	88,025,755
Total liabilities and shareholders’ equity		117,505,259	163,511,022

The accompanying notes are an integral part of these condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries

Unaudited Condensed Consolidated Statements of Income

 (All amounts, except for share data, expressed in U.S. Dollars)

	Notes	Three Months ended March 31, 2006	Three Months ended March 31, 2007

Revenues
Voyage revenue		9,809,021	14,183,320
Commissions	8	(479,583)	(636,671)
Net revenue		9,329,438	13,546,649

Operating expenses
Voyage expenses		541,189	146,615
Vessel operating expenses		2,606,100	2,927,011
Amortization of dry-docking and special survey expense and vessel depreciation	4, 5	1,556,489	2,691,026
Management fees	8	511,584	668,207
Other general and administrative expenses		234,425	249,636
Net gain on sale of vessel	4	-	(3,411,397)
Total operating expenses		5,449,787	3,271,098

Operating income		3,879,651	10,275,551

Other income/(expenses)
Interest and other financing costs		(678,366)	(1,193,097)
Interest income		219,432	392,256
Foreign exchange gain/(loss)		(1,835)	598
Other income (expenses), net		(460,769)	(800,243)

Net income		3,418,882	9,475,308
Earnings per share - basic and diluted	11	0.28	0.58

Weighted average number of shares outstanding during the period - basic and diluted	11	12,276,374	16,453,483

The accompanying notes are an integral part of these condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries

Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity

For the three month period ended March 31, 2007

 (All amounts, except share data, expressed in U.S. Dollars)

	Comprehensive Income	Number of Shares (Note 14)	Common Stock Amount (Note 14)	Preferred Shares Amount (Note 14)	Paid - in Capital (Note 14)	Retained Earnings	Total
Balance, December 31, 2006		12,620,150	378,605	-	18,283,767	19,349,288	38,011,660
Net income	9,475,308					9,475,308	9,475,308
Issuance of shares, net of issuance costs		5,750,000	172,500	-	43,142,720	-	43,315,220
Dividends paid (Dividends declared per common share $0.22)	-	-	-	-	-	(2,776,433)	(2,776,433)
Balance, March 31, 2007		18,370,150	551,105	-	61,426,487	26,048,163	88,025,755

The accompanying notes are an integral part of these condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Three Months ended March 31,
	2006	2007
Cash flows from operating activities:
Net income	3,418,882	9,475,308
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of vessels	1,269,694	2,465,887
Amortization of deferred charges	286,795	247,259
Amortization of fair value of time charters	-	612,411
Gain on sale of vessels	-	(3,411,397)

Changes in operating assets and liabilities:
(Increase)/decrease in:
Trade accounts receivable	(100,618)	(87,488)
Prepaid expenses	(87,375)	(199,191)
Other receivables	209,139	(125,871)
Inventories	(241,966)	(97,724)
Increase/(decrease) in:
Due from related company	2,774,460	320,722
Trade accounts payable	15,277	446,111
Accrued expenses	(62,347)	(241,703)
Deferred revenue	(156,413)	58,231
Dry-docking expenses paid	(19,634)	(617,698)
Net cash provided by operating activities	7,305,894	8,844,858

Cash flows from investing activities:
Purchase of vessel	-	(13,165,027)
Advances for vessel acquisitions	-	(1,953,426)
Change in restricted cash	(538,497)	(399,620)
Proceeds from sale of a vessel	-	5,223,521
Net cash used in investing activities	(538,497)	(10,294,552)

Cash flows from financing activities:
Issuance of share capital	10,000	172,500
Net proceeds from shares issued in a merger / follow-on offering	-	44,181,563
Dividends paid	(2,271,620)	(2,776,433)
Offering expenses paid	-	(650,521)
Repayment of long-term debts	(3,670,000)	(4,410,000)
Net cash provided by (used in) financing activities	(5,931,620)	36,517,109

Net increase (decrease) in cash and cash equivalents	835,777	35,067,415
Cash and cash equivalents at beginning of the period	20,447,301	2,791,107
Cash and cash equivalents at end of the period	21,283,078	37,858,522

(Condensed consolidated statements of cash flows continues in the next page)

Euroseas Ltd. and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

(Continued)

Three Months ended March 31,
2006	2007

Cash paid for interest	579,739	1,107,824
Non cash items:
Change in accrued dry-docking expenses	80,366	365,962
Change in accrued offering expenses		(101,048)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

For the three month periods ended March 31, 2006 and 2007

 (All amounts expressed in U.S. Dollars)

1.

Basis of Presentation and General Information

Euroseas Ltd. (the “Company”) was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the beneficial owners of the ship owning companies in existence at that time (see list below). On June 28, 2005, the beneficial owners exchanged all their shares in the ship-owning companies for shares in Friends Investment Company Inc., a newly formed Marshall Islands company.  On June 29, 2005, Friends Investment Company Inc. then exchanged all the shares in the ship-owning companies for shares in Euroseas Ltd., thus becoming the sole shareholder of Euroseas Ltd. The transaction described above constitutes a reorganization of companies under common control, and has been accounted for in a manner similar to a pooling of interests, as each ship-owning company was under the common control of the Pittas family prior to the transfer of ownership of the companies to Euroseas Ltd.  Accordingly, the accompanying consolidated financial statements have been presented as if the ship-owning companies were consolidated subsidiaries of the Company for all periods presented and using the historical carrying costs of the assets and the liabilities of the ship-owning companies in existence at that time (see list below).  All share counts are adjusted for the Company’s 1-for-3 reverse common stock split effected on October 6, 2006.

On August 25, 2005, Euroseas Ltd. sold 2,342,331 common shares at $9.00 per share in an institutional private placement, together with 0.25 of detachable warrants for each common share to acquire up to 585,589 common shares.  The total proceeds, net of issuance costs of $3,500,309, amounted to $17,510,400.  The warrants allow their holders to acquire one share of Euroseas Ltd. stock at a price of $10.80 per share and are exercisable for a period of five years from the issue of the warrant.

On August 25, 2005, as a condition to the institutional private placement described above, the Company and Cove Apparel, Inc. (Cove, an unrelated party and public shell corporation) signed an Agreement and Plan of Merger (the “Merger Agreement”).  The Merger Agreement provided for the merger of Cove and Euroseas Acquisition Company Inc., a Delaware corporation and a wholly-owned subsidiary of Euroseas Ltd. formed on June 21, 2005, with the current stockholders of Cove receiving 0.0034323 shares of Euroseas Ltd. common shares for each share of Cove common stock they presently own.  Euroseas Ltd., as part of the merger, filed a registration statement with the Securities and Exchange Commission (SEC) to register the shares issued in the merger to the Cove stockholders.

The SEC declared effective on February 3, 2006 the Company’s registration statement on Form F-4 that registered the Euroseas Ltd. common shares issued to Cove shareholders.  The SEC also declared effective on February 3, 2006 the Company’s registration statement on Form F-1 that registered the re-sale of the 2,342,331 Euroseas Ltd. common shares and 585,589 Euroseas Ltd. common shares issuable upon the exercise of the warrants issued in connection with the institutional private placement as well as 272,868 Euroseas Ltd. common shares that were issued to certain Cove’s shareholders as part of the merger with Cove.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

For the three month periods ended March 31, 2006 and 2007

 (All amounts expressed in U.S. Dollars)

1.

Basis of Presentation and General Information - continued

On March 27, 2006, Euroseas Ltd. consummated the merger with Cove and, as a result, Cove merged into Euroseas Acquisition Company Inc., and the separate corporate existence of Cove ceased.  The Cove stockholders received Euroseas Ltd. common shares and received dividends totaling to $140,334 related to dividends previously declared by Euroseas Ltd.  Euroseas Acquisition Company Inc. changed its name to Cove Apparel, Inc.  Also, following the completion of the merger, the common stock of Cove has been de-listed and no longer trades on the OTC Bulletin Board. On the date of the merger, Cove had cash of $10,000, had no other assets and had no liabilities.

Euroseas Ltd. common share was approved to trade on March 2, 2006 and started trading on the OTC Bulletin Board on May 5, 2006.  On October 6, 2006, the Company effected a 1-for-3 reverse split of its common stock.   On January 31, 2007 upon the pricing of the Company’s follow-on common stock offering of 5,750,000 shares the Euroseas Ltd. common share started trading on the NASDAQ Global Market. The total proceeds of the follow-on common stock offering, net of issuance costs of $4,122,289, amounted to $43,315,220.

The operations of the vessels are managed by Eurobulk Ltd. (the “manager”), a corporation controlled by members of the Pittas family.  The Pittas family is the controlling shareholders of Friends Investment Company Inc.

The manager has an office in Greece located at 40 Ag. Konstantinou Ave, Maroussi, Athens, Greece. The manager provides the Company with a wide range of shipping services such as technical support and maintenance, insurance consulting, chartering, financial and accounting services, as well as executive management services, in consideration for fixed and variable fees (see Note 8).

The Company is engaged in the ocean transportation of dry bulk and containers through ownership and operation of dry bulk and container carriers owned by the following ship-owning companies:

•

Searoute Maritime Ltd. incorporated in Cyprus on May 20, 1992, owner of the Cyprus flag 33,712 DWT bulk carrier motor vessel (M/V) “Ariel”, which was built in 1977 and acquired on March 5, 1993.  M/V “Ariel” was sold on February 22, 2007.

•

Oceanopera Shipping Ltd. incorporated in Cyprus on June 26, 1995, owner of the Cyprus flag 34,750 DWT bulk carrier M/V “Nikolaos P”, which was built in 1984 and acquired on July 22, 1996.

•

Oceanpride Shipping Ltd. incorporated in Cyprus on March 7, 1998, owner of the Cyprus flag 26,354 DWT bulk carrier M/V “John P”, which was built in 1981 and acquired on March 7, 1998.  M/V “John P” was sold on July 5, 2006.

•

Alcinoe Shipping Ltd. incorporated in Cyprus on March 20, 1997, owner of the Cyprus flag 26,354 DWT bulk carrier M/V “Pantelis P”, which was built in 1981 and acquired on June 4, 1997.  M/V “Pantelis P” was sold on May 31, 2006.  On February 22, 2007, Alcinoe Shipping Ltd. acquired the 38,691 DWT Cyprus flag drybulk carrier M/V “Gregos”, which was built in 1984.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

For the three month periods ended March 31, 2006 and 2007

 (All amounts expressed in U.S. Dollars)

1.

Basis of Presentation and General Information - continued

•

Alterwall Business Inc. incorporated in Panama on January 15, 2001, owner of the Panama flag 18,253 DWT container carrier M/V “Ninos” which was built in 1990 and acquired on February 16, 2001.

•

Allendale Investment S.A. incorporated in Panama on January 22, 2002, owner of the Panama flag 18,154 DWT container carrier M/V “Kuo Hsiung”, which was built in 1993 and acquired on May 13, 2002.

•

Diana Trading Ltd. incorporated in the Marshall Islands on September 25, 2002, owner of the Marshall Islands flag 69,734 DWT bulk carrier M/V “Irini”, which was built in 1988 and acquired on October 15, 2002.

•

Salina Shipholding Corp., incorporated in the Marshall Islands on October 20, 2005, owner of the Marshall Islands flag 29,693 DWT container carrier M/V “Artemis”, which was built in 1987 and acquired on November 25, 2005.

•

Xenia International Corp., incorporated in the Marshall Islands on April 6, 2006, owner of the Marshall Islands flag 22,568 DWT / 950 TEU multipurpose M/V “Tasman Trader”, which was built in 1990 and acquired on April 27, 2006.

•

Prospero Maritime Inc., incorporated in the Marshall Islands on July 21, 2006, owner of the Marshall Islands flag 69,268 DWT dry bulk M/V “Aristides N.P.”, which was built in 1993 and acquired on September 4, 2006.

•

Xingang Shipping Ltd., incorporated in Liberia on October 16, 2006, owner of the Liberian flag 23,596 DWT container carrier M/V “YM Xingang I” , which was built in February 1993 and acquired on November 15, 2006.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

For the three month periods ended March 31, 2006 and 2007

 (All amounts expressed in U.S. Dollars)

2.

Significant Accounting Policies

The accompanying condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) for interim financial information. Accordingly, they do not include all the information and notes required by US GAAP for complete financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flow for the periods presented. Operating results for the three month period ended March 31, 2007 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2007.

The condensed consolidated financial statements as of and for the three months period ended March 31, 2007 and 2006 should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2006 as filed with the SEC on Form 20-F.  On January 1, 2007, the Company changed its inventory valuation method for lubricants (see below).

Inventories

Inventories are stated at the lower of cost and market value.  Inventories are valued using the FIFO (First-In First-Out) method. On January 1, 2007, the Company changed its accounting policy for the valuation of the inventories of lubricants to the FIFO method to more accurately value its inventories and better match revenues and expenses. Until December 31, 2006, inventories of lubricants were valued on an average cost basis; victualling inventories have always been valued using the FIFO method. The net cumulative effect of this change during the three month period ended March 31, 2007, amounts to ($13,568) which is included in the vessel operating expenses. The effect on the three month period ended March 31, 2006 is immaterial and, therefore, there is no restatement.

3.

Inventories

This consisted of the following:

	December 31, 2006	March 31, 2007
Lubricants	637,758	735,106
Victualling	78,373	78,749
Total	716,131	813,855

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

For the three month periods ended March 31, 2006 and 2007

 (All amounts expressed in U.S. Dollars)

4.

Vessels, net

The amounts in the accompanying condensed consolidated balance sheets are as follows:

	Costs	Accumulated Depreciation	Net Book Value

Balance, January 1, 2007	113,530,775	(18,036,433)	95,494,342
- Depreciation for the period		(2,465,887)	(2,465,887)
- Purchase of vessels	13,165,027	-	13,165,027
Balance, March 31, 2007	126,695,802	(20,502,320)	106,193,482

On December 19, 2006, Searoute Maritime Ltd., a wholly-owned subsidiary of the company, signed a Memorandum of Agreement to sell M/V “Ariel”, a handysize bulk carrier of 33,712 DWT built in 1977 for a gross price of $5,350,000 with 2% sales commissions. The vessel was delivered to the buyers on February 22, 2007 resulting in a gain of $3,411,397 and net sale proceeds of $5,223,521.  M/V “Ariel” is presented as “vessel held for sale” in the consolidated balance sheet as of December 31, 2006.  The vessel was already fully depreciated as of December 19, 2006 and, therefore, its classification as “vessel held for sale” had no effect on the depreciation.   The book value of M/V “Ariel” (representing its estimated salvage value) as of December 31, 2006 is $1,782,840.

Also, on February 22, 2007, the Company took delivery of M/V “Gregos”, a 38,691 bulk carrier built in 1984.  The vessel is scheduled to undergo dry-docking during June or July 2007.  The Company also intends to pass the vessel through its next special survey in 2009 and trade it at least until its next dry-docking about two and a half years later. Consequently, the Company decided to use a depreciation life of 28 years for M/V “Gregos” measured from the date of vessel construction in 1984.  M/V “Gregos” was acquired for $13,100,000. The Company recorded M/V “Gregos” at $13,165,025 consisting of the amount paid plus additional cost of acquisition amounting to $65,025.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

For the three month periods ended March 31, 2006 and 2007

 (All amounts expressed in U.S. Dollars)

5.

Deferred Charges, net

This consisted of:

	March 31, 2006	March 31, 2007
Balance, beginning of the period	1,855,829	1,291,844
Additions	100,000	983,659
Amortization of dry-docking and special survey expenses	(273,315)	(225,139)
Amortization of loan arrangement fees	(13,480)	(22,120)
Unamortized portion of dry-docking and special survey expenses written-off upon sale of M/V Ariel	-	(29,284)
Balance, end of the period	1,669,034	1,998,960

The additions of $808,604 in three month period ended March 31, 2007 consisted of dry-docking expenses of M/V “Tasman Trader” and $175,055 for M/V “Artemis” that were paid by March 31, 2007.  M/V “Artemis” started its dry-docking in March 2007 and finished it in April 2007.

6.

Accrued Expenses

The accrued expenses account consisted of:

	December 31, 2006	March 31, 2007

Accrued follow-on offering expenses	458,329	346,651
Accrued payroll expenses	72,807	65,608
Accrued interest	291,567	355,720
Accrued general and administrative expenses	199,678	204,219
Other accrued expenses	210,804	273,568
Total	1,233,185	1,245,766

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

For the three month periods ended March 31, 2006 and 2007

 (All amounts expressed in U.S. Dollars)

7.

Fair Value of Above or Below Market Time Charters Acquired

M/V “Tasman Trader” was acquired on April 27, 2006 with an outstanding time charter terminating on December 17, 2008 with a charter rate of $8,850 per day and M/V “Aristides N.P.” was acquired on September 4, 2006 with an outstanding time charter contract terminating on November 8, 2006 with a charter rate of $19,750 per day.  These charter rates were below the market rates for equivalent time charters prevailing at the time the foregoing vessels were acquired.  The present values of the below the market charters were estimated by the Company at $1,237,072 and $412,500, respectively, and were recorded as liabilities in the consolidated balance sheets.  Net voyage revenues included $115,255 as amortization of the below market rate charters for M/V “Tasman Trader” for the three month period ended March 31, 2007.  The unamortized below market rate charter for M/V “Tasman Trader” was $802,945 as of March 31, 2007 and is recorded as a liability in the consolidated balance sheets.

M/V “YM Xingang I” was acquired on November 15, 2006 with an outstanding time charter terminating on July 21, 2009 with a charter rate of $26,650 per day.  This charter rate was above the market rates for equivalent time charters prevailing at the time.  The present value of the above the market charter was estimated by the Company at $7,923,480, and was recorded as an asset in the consolidated balance sheets.  Net voyage revenues included $727,666 as amortization of the above market rate charter for M/V “YM Xingang I” for the three month period ended March 31, 2007. The remaining unamortized above market rate charter was $6,815,811 as of March 31, 2007.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

For the three month periods ended March 31, 2006 and 2007

 (All amounts expressed in U.S. Dollars)

8.

Related Party Transactions

The Company’s vessel owning companies are parties to management agreements with Eurobulk Ltd. (“Management Company”), which is controlled by members of the Pittas family, whereby the Management Company provides technical and commercial vessel management for a fixed daily fee of Euro 603.3 and Euro 623.3 per vessel in the three month period ended March 31, 2006 and 2007, respectively, under our Master Management Agreement (see below).  Vessel management fees paid to the Management Company amounted to $511,584 and $668,207 in the three month periods ended March 31, 2006 and 2007, respectively. These agreements were renewed on January 31, 2005 and amended in August and October 2006 with an initial term of five years and will automatically be extended after the initial term until terminated by the parties.  Termination is not effective until two months following notice having been delivered in writing by either party after the expiration of the initial five-year period. An annual adjustment of the management fee due to inflation as provided under the management agreement took effect on the annual anniversary of the agreement on January 31, 2006 increasing the management fee by Euro 20 per vessel per day to Euro 610 per vessel per day and again on January 31, 2007 increasing the management fee by another Euro 20 per vessel per day to Euro 630 per vessel per day.

Our master management agreement with Eurobulk is effective as of October 1, 2006 and has an initial term of five years until September 30, 2011.  In addition to the vessel management services, Eurobulk provides us with management services for our needs as a public company. In the three month periods ended March 31, 2006 and 2007, compensation for such services to us as a public company was $125,000 and $129,375, respectively, incremental to the management fee.  The compensation for executive services is adjusted annually for inflation every July 1st.

Amounts due to or from related parties represent net disbursements and collections made on behalf of the vessel-owning companies by the Management Company during the normal course of operations for which a right of off-set exists.  As of December 31, 2006 and March 31, 2007, the amount due from related companies was $2,649,259 and $2,328,537, respectively. Based on the master management agreement between Euroseas Ltd. and Euroseas’ shipowning subsidiaries and Eurobulk Ltd. an estimate of the quarter’s operating expenses, expected drydock expenses, vessel management fee and fee for management executive services is to be advanced in the beginning of quarter to Eurobulk Ltd.  For the fleet as of December 31, 2006 and March 31, 2007, this advance is estimated between $3,500,000 and $4,000,000 excluding any advances needed for drydock expenses and is paid in advance around the beginning of each quarter. Interest earned on funds deposited in related party accounts is credited to the account of the ship-owning companies or Euroseas Ltd.

The Company uses brokers for various services, as is industry practice.  Eurochart S.A., a company controlled by certain members of the Pittas family, provides vessel sale and purchase services, and chartering services to the Company whereby the Company pays commission of 1% of the vessel sales price and 1.25% of charter revenues.  Commission expenses for the three month period ended March 31, 2007 of $53,500 were incurred for the sale of M/V “Ariel”. There were no sales or purchases of vessels in same period in 2006. Commissions for chartering services were $112,553, and $177,719 in the three month period ended on March 31, 2006 and 2007, respectively.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

For the three month periods ended March 31, 2006 and 2007

 (All amounts expressed in U.S. Dollars)

8.

Related Party Transactions - Continued

Certain members of the Pittas family, together with another unrelated ship management company, have formed a joint venture with the insurance broker Sentinel Maritime Services Inc., and with a crewing agent More Maritime Agencies Inc. The shareholders’ percentage participation in these joint ventures was 68.6% and 78% in the three month period ended on March 31, 2006 and 2007, respectively.  Sentinel Maritime Services Inc. is paid a commission on premium not exceeding 5%; More Maritime Agencies Inc. is paid a fee of $50 per crew member per month. Total fees charged by Sentinel Marine Services Inc. and More Maritime Agencies Inc. the three month period ended on March 31, 2006 and 2007 were $18,340 and $20,960, respectively to More, and $13,460 and $13,904, respectively to Sentinel.

9.

Long-Term Debt

This consisted of bank loans of the ship-owning companies are as follows:

Borrower		December 31, 2006	March 31, 2007
Diana Trading Limited	(a)	$ 4,180,000	$ 3,660,000
Alcinoe Shipping Limited (2006)/ Oceanpride Shipping Limited/ Searoute Maritime Ltd/ Oceanopera Shipping Ltd	(b)	3,800,000	3,500,000
Alterwall Business Inc./ Allendale Investments S.A	(c)	11,750,000	10,625,000
Salina Shipholding Corp.	(d)	12,000,000	12,000,000
Xenia International Corp	(e)	7,720,000	7,455,000
Prospero Maritime Inc.	(f)	15,500,000	14,300,000
Xingang Shipping Ltd. / Alcinoe Shipping Ltd	(g)	20,000,000	19,000,000
		74,950,000	70,540,000
Less: Current portion		(18,040,000)	(17,490,000)
Long-term portion		$ 56,910,000	$ 53,050,000

The future annual loan repayments are as follows:

To March 31
2008	17,490,000
2009	15,965,000
2010	8,310,000
2011	9,210,000
2012	7,315,000
Thereafter	12,250,000
Total	$ 70,540,000

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

For the three month periods ended March 31, 2006 and 2007

 (All amounts expressed in U.S. Dollars)

9.

Long-Term Debt - continued

(a)

This consisted of a loan amounting to $4,900,000 and $1,000,000 drawn in 2002.  The loan is payable in twenty-four consecutive quarterly installments of $220,000 each, and a balloon payment of $620,000 payable together with the final quarterly installment due in October 2008.  The interest is based on LIBOR plus 1.6% per annum.

An additional loan of $4,200,000 was drawn on May 9, 2005.  The loan is payable in twelve consecutive quarterly installments consisting of four installments of $450,000 each, and eight installments of $300,000 each with the final installment due in May 2008.  The interest is based on LIBOR plus 1.25% per annum.

(b)

Alcinoe Shipping Ltd., Oceanpride Shipping Ltd., Searoute Maritime Ltd. and Oceanopera Shipping Ltd. drew, in 2005, $13,500,000 against a loan facility for which they are jointly and severally liable.  The loan is payable in twelve consecutive quarterly installments consisting of two installments of $2,000,000 each, one installment of $1,500,000, nine installments of $600,000 each and a balloon payment of $2,600,000 payable with the final installment due in May 2008.  The interest is based on LIBOR plus 1.5% per annum.

The Company made two additional early repayments for a total of $3,000,000 from the sales proceeds of M/V “John P” and M/V “Pantelis P” in June 2006 and July 2006. The Company also negotiated a revised repayment schedule starting July 1, 2006, which provides for payment of $300,000 per quarter and a balloon payment of $2,000,000 payable with the final installment due in the second quarter of 2008.  After the sale of the above mentioned vessels in 2006 and the sale of M/V “Ariel” in February 2007, Oceanopera Shipping Ltd., the owner of M/V “Nikolaos P” remains the sole liable entity for this loan facility.

(c)

Allendale Investments S.A. and Alterwall Business Inc. drew $20,000,000 on May 26, 2005 against a loan facility for which they are jointly and severally liable.  The loan is payable in twenty-four unequal consecutive quarterly installments of $1,500,000 each in the first year, $1,125,000 each in the second year, $775,000 each in the third year, $450,000 each in the fourth through sixth years and a balloon payment of $1,000,000 payable with the final installment due in May 2011.  The interest is based on LIBOR plus 1.25% per annum as long as the outstanding loan amount remains below 60% of the fair market value (FMV) of M/V “Ninos” (previously named, M/V “YM Quingdao I”) and M/V “Kuo Hsiung” and plus 1.375% if the outstanding loan amount is above 60% of the FMV of such vessels.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

For the three month periods ended March 31, 2006 and 2007

 (All amounts expressed in U.S. Dollars)

9.

Long-Term Debt - continued

(d)

This is a $15,500,000 loan drawn by Salina Shipholding Corp. on December 30, 2005.  The loan is payable in ten consecutive semi-annual installments consisting of six installments of $1,750,000 each and four installments of $650,000 each and a balloon payment of $2,400,000 payable with the final installment due in January 2011. The interest is based on LIBOR plus a margin that ranges between 0.9%-1.1%, depending on the asset cover ratio. The loan is secured with the following: (i) first priority mortgage over M/V Artemis, (ii) first assignment of earnings and insurance of M/V Artemis, (iii) a corporate guarantee of Euroseas Ltd., (iv) a minimum cash balance equal to an amount of no less than $300,000 in an account Salina Shipholding Corp. maintains with the bank, and, (v) overall liquidity (cash and cash equivalents) of $300,000 for each of the Company’s vessels throughout the life of the facility.

(e)

This is a $8,250,000 loan drawn by Xenia International Corp. on June 30, 2006.  The loan is payable in twenty three consecutive quarterly installments consisting of $265,000 each and a balloon payment of $2,155,000 payable with the final quarterly installment due in March 2012. The interest is based on LIBOR plus a margin of 0.95%. The loan is secured with the following: (i) first priority mortgage over M/V “Tasman Trader”, (ii) first assignment of earnings and insurance of M/V “Tasman Trader”, (iii) a corporate guarantee of Euroseas Ltd., and, (iv) overall liquidity (cash and cash equivalents) of $300,000 for each of the Company’s vessels throughout the life of the facility.

(f)

This is a $15,500,000 loan drawn by Prospero Maritime Inc. on September 4, 2006.  The loan is payable in fourteen consecutive semi-annual installments consisting of two installments of $1,200,000 each, one installment of $1,000,000 each and eleven installments of $825,000 each and a balloon payment of $3,025,000 payable with the final semi-annual installment due in September 2013. The interest is based on LIBOR plus a margin that ranges between 0.9%-0.95%, depending on the asset cover ratio. The loan is secured with the following: (i) first priority mortgage over M/V “Aristides N.P.”, (ii) first assignment of earnings and insurance of M/V “Aristides N.P.”, (iii) a corporate guarantee of Euroseas Ltd., (iv) a minimum cash balance equal to an amount of no less than $300,000 in an account Prospero Maritime Inc. maintains with the bank, and, (v) overall liquidity (cash and cash equivalents) of $300,000 for each of the Company’s vessels throughout the life of the facility.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

For the three month periods ended March 31, 2006 and 2007

 (All amounts expressed in U.S. Dollars)

9.

Long-Term Debt - continued

(g)

This is a $20,000,000 loan drawn by Xingang Shipping Ltd. on November 15, 2006; Alcinoe Shipping Ltd., owner of the M/V “Gregos”, became a guarantor to the loan in March 2007. The loan is payable in eight consecutive quarterly installments of $1.0 million each, the first of which is due in February 2007, followed by four consecutive quarterly installments of $750,000 each, followed by sixteen consecutive installments of $250,000 each and a balloon payment of $5.0 million payable with the final quarterly instalment due in November 2013. The interest was based on LIBOR plus a margin of 0.935% initially; after Alcinoe Shipping Ltd. became a guarantor the rate became 0.90%. The loan is secured with the following: (i) first priority mortgage over M/V “YM Xingang I”, (ii) first assignment of earnings and insurance, (iii) a corporate guarantee of Euroseas Ltd. and (iv) a third mortgage on M/V “Irini” also financed by the same bank.

In addition to the terms specific to each loan described above, all the above loans are secured with one or more of the following:

•

first priority mortgage over the respective vessels on a joint and several basis.

•

first assignment of earnings and insurance.

•

a personal guarantee of one shareholder.

•

a corporate guarantee of Eurobulk Ltd. and/or Euroseas Ltd.

•

a pledge of all the issued shares of each borrower.

The loan agreements contain covenants such as restrictions as to changes in management and ownership of the vessel shipowning companies, distribution of profits or assets, additional indebtedness and mortgage of vessels without the lender’s prior consent, sale of vessels, maximum fleet leverage, sale of capital stock of our subsidiaries, ability to make investments and other capital expenditures, entering in mergers or acquisitions, minimum requirements regarding the hull ratio cover, minimum cash balance requirements and minimum cash retention accounts (restricted cash).  The loans agreements also require that the Company to make deposits in retention accounts with certain banks that can only be used to pay the current loan installments. Minimum cash balance requirements are in addition to cash held in retention accounts. These cash deposits amounted to $3,846,621 and $4,246,241 as of December 31, 2006 and March 31, 2007, respectively, and are shown as “Restricted cash” under “Current Assets” and “Long-Term Assets” in the consolidated balance sheets. The Company is not in default of any of the foregoing covenants.

Interest expense for the three month period ended March 31, 2006 and 2007 amounted to $665,326 and $1,170,977, respectively.  At March 31, 2007, LIBOR for the Company’s loans was on average approximately 5.35% and the average interest rate on our debt was approximately 6.40%.

Euroseas Ltd. and subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

For the three month periods ended March 31, 2006 and 2007

 (All amounts expressed in U.S. Dollars)

10.

Commitments and Contingencies

There are no material legal proceedings to which the Company is a party or to which any of its properties are subject, other than routine litigation incidental to the Company’s business.  In the opinion of the management, the disposition of these lawsuits should not have a material impact on the consolidated results of operations, financial position and cash flows.

The distribution of the net earnings by one of the chartering pools which has one of the Company’s vessels in its pool was not yet been finalized for the three-month period ended March 31, 2007.  Any effect on the Company’s income resulting from any future reallocation of pool income cannot be reasonably estimated, however, the effect on the results for the year is not expected to be significant.

11.

Earnings Per Share

Basic and diluted earnings per common share are computed as follows:

	Three-month period ended March 31,
	2006	2007
Income:
Net income	3,418,882	9,475,308
Basic and Diluted earnings per share:
Weighted average common shares – Outstanding (as adjusted for the 1 for 3 reverse stock split on October 6, 2006)	12,276,374	16,453,483
Basic and diluted earnings per share	0.28	0.58

The Company’s warrants for the acquisition of 585,589 shares of common stock have an exercise price of $10.80 per share which was above the fair value of the Company shares during the three-month periods ended March 31, 2006 and 2007. Consequently, the Company’s warrants are not dilutive for the periods reported.

Euroseas Ltd. and subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

For the three month periods ended March 31, 2006 and 2007

 (All amounts expressed in U.S. Dollars)

12.

Subsequent Events

a)

The Board of Directors declared a cash dividend of $0.24 per Euroseas Ltd. common share on May 8, 2007.  Such cash dividend will be paid on or about June 15, 2007 to the holders of record of Euroseas Ltd. common shares as of June 1, 2007.

b)

Manolis Shipping Ltd., a subsidiary of the Company, on March 21, 2007,  entered into an agreement to purchase the 1,452 TEU container vessel M/V “Bitre Ritscher” (renamed M/V “Manolis P”) built in 1995 in Germany, for $19.15 million.  The vessel was delivered to the Company on April 12, 2007.  The Company initially financed the acquisition with cash reserves from its balance sheet, and subsequently arranged for a loan of $10,000,000. The loan is expected to be drawn in early June 2006; it is to be repaid in 32 consecutive quarterly installments of $160,000 each plus a balloon payment of $4,880,000 to be paid along with the final installment.  The margin of the loan is 0.80% above LIBOR if the ratio of the outstanding loan to the vessel value is below 55%, else the margin is 0.90% above LIBOR. This loan has similar covenants and guarantees with the rest of the loans of the Company.

c)

A subsidiary of the Company, on May 21, 2007,  entered into an agreement to purchase M/V “Clan Gladiator”, a 1,742 TEU container vessel built in 1992 in Germany, for $25.70 million.  The vessel will be delivered to the Company around June 11, 2007.

EUROSEAS LTD. AND SUBSIDIARIES

Unaudited Condensed Consolidated Financial Statements

for the Three month Periods Ended

March 31, 2006 and 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  EUROSEAS LTD.

                                  (registrant)

Dated  May 31 2007

 By: /s/ Aristides J. Pittas

 ---------------------------------

 Aristides J. Pittas

President